Soleno Therapeutics, Inc.

100 Marine Parkway, Suite 400

Redwood City, CA 94065

VIA EDGAR

May 21, 2026

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Soleno Therapeutics, Inc.

Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on

Form S-3 filed as form type “POSASR”

File No. 333-275120

Ladies and Gentlemen:

Soleno Therapeutics, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby respectfully requests the withdrawal of the Company’s Post-Effective Amendment No. 1, filed as form type POSASR on May 18, 2026 (the “Amendment”), to the Registration Statement on Form S-3 (File No. 333-275120), filed on October 20, 2023 and declared effective by the U.S. Securities Exchange Commission on October 31, 2023 (the “Registration Statement”).

The Company is requesting withdrawal of the Amendment because it was erroneously coded and filed by a third party as form type “POSASR” rather than form type “POS AM.” The Company hereby confirms that no securities have been sold pursuant to the Amendment.

The Company intends to refile the Post-Effective Amendment No. 1 to the Registration Statement as form type POS AM.

For the avoidance of doubt, the Company is not requesting the withdrawal of the Company’s Post-Effective Amendment No. 1, filed on May 18, 2026 as form type POSASR, to the Registration Statement on Form S-3 (File No. 333-276344), which became automatically effective upon filing with the SEC on January 2, 2024.

Thank you for your assistance with this matter. If you have any questions with respect to the foregoing, please contact Carlos Ramirez of Cooley LLP, our outside counsel, at 858-550-6157.

Very truly yours,

Soleno Therapeutics, Inc.

/s/ Darin M. Lippoldt
Darin M. Lippoldt
President and Secretary